FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of April, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
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                 (Translation of registrant's name into English)

                                Mineria No. #145
                                11800 Mexico D.F.
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X...  Form 40-F.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes.......     No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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[ICA LOGO]                                                         PRESS RELEASE
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For more information contact:

Dr. Jose Luis Guerrero                                     in the United States:
(5255) 5272-9991 x2060                                     Zemi Communications
jose.guerrero@ica.com.mx


Lic. Paloma Grediaga                                       Daniel Wilson
(5255) 5272-9991 x3470                                     (212) 689-9560
paloma.grediaga@ica.com.mx                                 d.b.m.wilson@zemi.com



    ICA ANNOUNCES SIGNING OF FINANCING FOR THE EL CAJON HYDROELECTRIC PROJECT


Mexico City, April 9, 2003 - Empresas ICA Sociedad Controladora, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today that Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA) and WestLB AG, New York branch, signed a bridge loan agreement for the financing of the El Cajon hydroelectric project for the Federal Electricity Commission (CFE).

CIISA's partners are ICA, which owns 61 percent through its subsidiaries Promotora e Inversora Adisa, S.A. de C.V. and Ingenieros Civiles Asociados, S.A. de C.V., La Peninsular Compania Constructora, S.A. de C.V. with 20 percent, and Energomachexport Power Machines with 19 percent. The ownership percentages reflect a change from those previously announced, and have been approved by the CFE.

CIISA and the CFE signed the contract for the construction of El Cajon Hydroelectric Project on March 26th. The project has a construction period of 1,620 days and is based on a mixed price formula, with some portions of the work done at unit prices and others at fixed prices. Work commenced on March 26th.

The project financing includes two stages: a US$ 90 million bridge loan to finance the initial work, and a second stage, currently being structured, to provide the US$ 748 million resources to complete the project.

Disbursements of the loan will finance only cash project construction costs, and will be based on the approval of an independent supervisor who will evaluate the technical and economic aspects of the project, as well as environmental, legal, and financial compliance, with reference to the construction program established in CIISA's project proposal.

The Company is currently in the process of discussing the accounting treatment of the project with its auditors.

ICA has extensive experience in the construction of dams. Over its 55 years of operation, ICA has participated in the construction of 50 dams, including 17 hydroelectric projects with a total generating capacity of over 11,000 MW, including 9 in Mexico with a combined capacity of more than 5,600 MW. The most important include El Infiernillo, Chicoasen, Huites, and Aguamilpa. ICA participated with Energomachexport Power Machines in the Huites and Aguamilpa projects, and with La Nacional, the parent of Peninsular, in the construction of Huites.

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Founded in 1947, ICA has completed construction and engineering projects in 21 countries. ICA's principal business units include Civil Construction and Industrial Construction. Through its subsidiaries, ICA also develops housing, manages airports and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights. www.ica.com.mx

Energomachexport Power Machines is the leading Russian company in the sale of equipment for the procurement, transmission, and distribution of electrical power, as well as gas pumps, transport equipment, and trains. It brings 35 years experience in the development of energy generation projects, and has worldwide operations.
www.energomachexport.com

La Peninsular Compania Constructora, S.A. de C.V. is a Mexican company, founded in 1978, which is a subsidiary of La Nacional, S.A. de C.V., and has broad experience in construction, and will participate in the civil engineering portion of the project.

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INVESTOR RELATIONS                                www.ica.com.mx

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2003


                                             Empresas ICA Sociedad Controladora,
                                              S.A. de C.V.

                                             /s/ JOSE LUIS GUERRERO
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                                             Name:  Dr. Jose Luis Guerrero
                                             Title: Vice President, Finance